Tonix Pharmaceuticals, Inc. 10-K

Exhibit 21.01

SUBSIDIARIES OF THE COMPANY

Subsidiary Name	State/ Jurisdiction of Incorporation/Formation

Tonix Pharmaceuticals, Inc.	Delaware
Krele, LLC	Delaware
Tonix Pharmaceuticals (Canada), Inc.	New Brunswick, Canada
Tonix Pharma Holdings Limited	Ireland
Tonix Pharma Limited	Ireland
Jenner LLC	Delaware
Tonix Medicines, Inc.	Delaware